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HOME PROPERTIES®

QUALITY APARTMENT COMMUNITIES

Second Quarter 2013

Earnings Release & Supplemental Information

850 Clinton Square, Rochester, NY 14604

585-546-4900 | www.HomeProperties.com

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Home Properties, Inc.
Earnings Release and Supplemental Information
Second Quarter 2013
Table of Contents



FOR IMMEDIATE RELEASE

Home Properties Reports Second Quarter 2013 Results

ROCHESTER, N.Y., August 1, 2013 – Home Properties, Inc. (NYSE: HME) today released financial results for the second quarter ended June 30, 2013. All results are reported on a diluted basis.

"The second quarter was a good one for Home Properties with continued solid operating performance resulting in record high Funds From Operations per share, which were at the top end of our expectations," said Edward J. Pettinella, Home Properties President and CEO. "Recent capital markets activities have strengthened the Company's balance sheet, increasing our financial flexibility for the future."

Earnings per share ("EPS") for the quarter ended June 30, 2013 was $0.51 compared to $0.28 for the quarter ended June 30, 2012. The $0.23 increase in EPS is primarily attributable to a $4.6 million gain on disposition of property combined with a $13.0 million increase in income from continuing operations from both the properties owned throughout 2012 and 2013 (the "Core" properties) and those acquired, developed, or redeveloped subsequent to January 1, 2012 (the "Non-Core" properties). EPS for the six months ended June 30, 2013 was $1.50 compared to $0.59 for the six months ended June 30, 2012. The $0.91 increase in EPS is primarily attributable to a $45.0 million gain on disposition of property combined with an $18.6 million increase in income from continuing operations.

For the quarter ended June 30, 2013, Funds From Operations ("FFO") was $70.4 million, or $1.11 per share, compared to $57.6 million, or $0.96 per share, for the quarter ended June 30, 2012, which equates to a 16.5% increase on a per-share basis. FFO for the six months ended June 30, 2013 was $2.17 per share, compared to $1.93 per share in the year-ago period. A reconciliation of GAAP net income to FFO is included in the financial data accompanying this news release.

Second Quarter Operating Results

For the second quarter of 2013, same-property comparisons (for 113 Core properties containing 38,784 apartment units owned since January 1, 2012) reflected an increase in rental income of 3.2% and a 3.7% increase in total revenues compared to the same quarter a year ago. Net operating income ("NOI") increased by 4.3% from the second quarter of 2012. Property level operating expenses increased by 2.6% compared to the prior year quarter, primarily due to increases in natural gas heating costs and real estate taxes, which were partially offset by a decrease in property insurance.

Average physical occupancy for the Core properties was 95.9% during the second quarter of 2013, down from 96.0% during the second quarter of 2012. Average monthly rental rates of $1,289 represent a 3.4% increase compared to the year-ago period.

On a sequential basis, compared to the 2013 first quarter results for Core properties, rental income (excluding utility recovery) was up 1.2% in the second quarter of 2013, total revenues increased 0.1%, expenses were down 3.7% and NOI increased 2.4%. Average physical occupancy increased 0.3% to 95.9%.

Physical occupancy for the 3,183 apartment units acquired/developed/redeveloped between January 1, 2012 and June 30, 2013 averaged 91.1% during the second quarter of 2013, at average monthly rents of $1,303.

Year-To-Date Operating Results

For the six months ended June 30, 2013, same-property comparisons for the Core properties reflected an increase in total revenues of 3.7% and an increase in total expenses of 1.7%, resulting in a 4.9% increase in NOI compared to the first six months of 2012. Property level operating expenses increased primarily due to higher personnel expense and real estate taxes, which were partially offset by a decrease in property insurance.

Average physical occupancy for the Core properties was 95.8% during the first six months of 2013, up from 95.4% a year ago, with average monthly rental rates of $1,283, an increase of 3.4% over the prior-year period.

Acquisitions/Dispositions

There were no acquisitions of apartment communities during the second quarter of 2013.

As previously reported, during the second quarter of 2013, the Company sold one apartment community in the Philadelphia region with a total of 158 units for $15 million. A gain on sale of $3.3 million was recorded in the second quarter of 2013 related to this sale.

Development

The Company started construction in the fourth quarter of 2011 on Eleven55 Ripley, which will consist of 379 units located in downtown Silver Spring, Maryland. Initial occupancy is projected to occur in the fourth quarter of 2013, with completion of the entire project anticipated in the first half of 2014.

Capital Markets Activities

As of June 30, 2013, the Company's ratio of debt-to-total market capitalization was 39.4% (based on a June 28, 2013 stock price of $65.37 used to determine equity value), with $241 million outstanding on its $275 million revolving credit facility and $8.8 million of unrestricted cash on hand. Total debt of $2.7 billion was outstanding, at interest rates averaging 4.3% and with staggered maturities averaging five years. Approximately 84% of total indebtedness was at fixed rates. Interest coverage for the quarter was 3.4 times and the fixed charge ratio was 3.2 times.

The Company repaid a $100 million multi-property mortgage note during the second quarter with an interest rate of 6.48% and a maturity date of August 31, 2013, without any prepayment penalties. The debt was secured by five properties, which are now part of the unencumbered asset pool. As of June 30, 2013 the unencumbered asset pool represented 43.6% of total value, up from 37.5% at December 31, 2012.

On June 28, 2013, the Company entered into a bridge loan agreement, which matures September 30, 2013. The note has a maximum principal amount of $75 million with monthly interest at a variable rate equal to the rate on the existing revolving credit facility. The Company had $25 million outstanding on this note as of June 30, 2013. The proceeds from this note were used to partially fund the repayment of the aforementioned multi-property mortgage note.

The Company has an At-The-Market equity offering program through which it may sell up to 4.4 million common shares. During the second quarter of 2013, the Company received net proceeds of $3.2 million from pending trades as of March 31, 2013. There were no other transactions during the second quarter. There are approximately two million common shares that remain available under this program.

Subsequent to the end of the quarter, on July 12, 2013, the Company closed on a public offering of 4,427,500 shares of its common stock at a price of $63.00 per share, which included 577,500 shares issued pursuant to the full exercise of the underwriters' option to purchase additional shares. The net proceeds of the sale were approximately $267.6 million, after underwriting discounts, commissions and offering expenses.

Outlook

Based on higher second quarter results than predicted, higher anticipated operating results for the balance of the year, offset by dilution expected from the recent stock offering, the Company has maintained the midpoint of its prior FFO per share guidance at $4.38 and narrowed the range of FFO per share guidance to $4.34 to $4.42. The quarterly breakdown for the balance of 2013 guidance on FFO per share results is as follows: Third quarter $1.08 to $1.12; fourth quarter $1.09 to $1.13. Included in the third quarter is $0.015 per share expense from debt extinguishment costs associated with paying off certain variable rate secured debt before maturity.

The midpoint of Operating FFO ("OFFO") per share guidance for 2013, which excludes acquisition costs, is $4.40. The quarterly guidance range for OFFO per share is: Third quarter $1.08 to $1.12; fourth quarter $1.11 to $1.15. The Company anticipates acquisitions will be in a range of $50 million to $150 million in 2013.

On May 2, 2013, the Company provided updated guidance for full year 2013 on both an FFO and OFFO basis. The table below reconciles the guidance as of that date to the new guidance provided in this release effective August 1, 2013.

FULL YEAR 2013 GUIDANCE
COMPARISON TO MAY 2, 2013 GUIDANCE

	Per Share	
	FFO	OFFO [1]
May 2, 2013 guidance midpoint	$ 4.380	$ 4.410
Second quarter outperformance	0.020	0.020 [2]
Third and fourth quarter expected outperformance	0.020	0.020 [3]
Reduced other expense - acquisition costs	0.010	NA
Effect from July equity offering		
Dilution	(0.035)	(0.035)
Use of proceeds - debt extinguishment costs (3Q)	(0.015)	(0.015)
August 1, 2013 Full Year Guidance	$ 4.380	$ 4.400

[1] OFFO – Operating FFO is defined as FFO adjusted for the addback of acquisition costs on closed deals.

[2] Second quarter exceeded the midpoint of guidance by two cents from various items including Core and Non-Core NOI improvement, reduced interest expense, and reduced G&A, all compared to expectations.

[3] Third and fourth quarter improvement expected from Core and Non-Core NOI.

Dividend Declared

The Company announced a regular cash dividend on the Company's common shares of $0.70 per share for the quarter ended June 30, 2013. The dividend is payable on August 23, 2013 to shareholders of record on August 13, 2013 and is equivalent to an annualized rate of $2.80 per share. The current annual dividend represents a 4.3% yield based on the July 29 closing price of $65.01. Home Properties' common stock will begin trading ex-dividend on August 9, 2013.

Supplemental Information

The Company produces supplemental information that includes details regarding property operations, other income, acquisitions, sales, geographic market breakdown, debt and new development. The supplemental information is available via the Company's website through the "Investors" section or e-mail upon request.

Second Quarter 2013 Earnings Conference Call

The Company will conduct a conference call and simultaneous webcast tomorrow at 11:00 AM ET to review and comment on the information reported in this release. The webcast, which includes audio and a slide presentation, will be available, live at 11:00 AM and archived by 1:00 PM, through the "Investors" section home page of the website homeproperties.com. For live audio-only participation, please dial 800-913-1647 (International 212-231-2900).

Third Quarter 2013 Conference/Event Schedule

Home Properties is scheduled to participate in the Bank of America Merrill Lynch 2013 Global Real Estate Conference on September 12, 2013 in New York City and in the BMO Capital Markets 8th Annual North American Real Estate Conference on September 16 and 17, 2013 in Chicago. Presentation materials will be available at www.homeproperties.com in the "Investors" section.

Third Quarter 2013 Earnings Release and Conference Call

The Company's third quarter 2013 financial results are scheduled to be released after the stock market closes on Thursday, October 31, 2013. A conference call, which will be simultaneously webcast, is scheduled for Friday, November 1, 2013 at 11:00 AM ET and will be accessible following the instructions above for the current quarter's conference call.

This release contains forward-looking statements. Although the Company believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, weather and other conditions that might affect operating expenses, the timely completion of repositioning and new development activities within anticipated budgets, the actual pace of future acquisitions and dispositions, and continued access to capital to fund growth.

Home Properties is a publicly traded apartment real estate investment trust that owns, operates, develops, acquires and rehabilitates apartment communities primarily in selected Northeast and Mid-Atlantic markets. An S & P 400 Company, Home Properties owns and operates 118 communities containing 41,967 apartment units. For more information, visit Home Properties' website at www.homeproperties.com.

HOME PROPERTIES, INC.
SUMMARY OF OCCUPANCY AND PROPERTY OPERATING RESULTS

Second Quarter Results:	Avg. Physical Occupancy[a]		2Q 2013	2Q 2013 vs. 2Q 2012 % Growth			
	2Q 2013	2Q 2012	Average Monthly Rent/ Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.9%	96.0%	$1,289	3.4%	3.7%	2.6%	4.3%
Non-Core Properties[c]	91.1%	NA	$1,303	NA	NA	NA	NA
TOTAL PORTFOLIO	95.5%	NA	$1,290	NA	NA	NA	NA

Year-To-Date Results:	Avg. Physical Occupancy[a]		YTD 2013	YTD 2013 vs. YTD 2012 % Growth			
	YTD 2013	YTD 2012	Average Monthly Rent / Occ Unit	Base Rental Rates	Total Revenue	Total Expense	NOI
Core Properties[b]	95.8%	95.4%	$1,283	3.4%	3.7%	1.7%	4.9%
Non-Core Properties[c]	89.6%	NA	$1,300	NA	NA	NA	NA
TOTAL PORTFOLIO	95.3%	NA	$1,285	NA	NA	NA	NA

[a] Average physical occupancy is defined as total possible rental income, net of vacancy expense, as a percentage of total possible rental income. Total possible rental income is determined by valuing occupied units at contract rates and vacant units at market rents.

[b] Core Properties consist of 113 properties with 38,784 apartment units owned throughout 2012 and 2013.

[c] Non-Core Properties consist of 5 properties with 3,183 apartment units acquired, developed, or redeveloped subsequent to January 1, 2012, such that full year comparable operating results are not available.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2013	**2012**	**2013**	**2012**
Rental income	$ 153,762	$ 143,128	$ 305,452	$ 281,435
Property other income	13,206	11,667	27,819	26,045
Other income	215	21	464	30
Total revenues	167,183	154,816	333,735	307,510
Operating and maintenance	59,649	56,017	121,443	114,517
General and administrative	7,337	11,037	16,420	19,350
Interest	29,264	30,504	59,887	60,892
Depreciation and amortization	43,222	39,880	85,855	78,513
Other expenses	16	2,693	32	2,710
Total expenses	139,488	140,131	283,637	275,982
Income from continuing operations	27,695	14,685	50,098	31,528
Discontinued operations				
Income (loss) from discontinued operations	59	2,019	(377)	3,962
Gain on disposition of property	4,645	-	45,004	-
Discontinued operations	4,704	2,019	44,627	3,962
Net income	32,399	16,704	94,725	35,490
Net income attributable to noncontrolling interest	(5,363)	(2,977)	(15,809)	(6,375)
Net income attributable to common stockholders	$ 27,036	$ 13,727	$ 78,916	$ 29,115
Reconciliation from net income attributable to common stockholders to Funds From Operations:				
Net income available to common stockholders	$ 27,036	$ 13,727	$ 78,916	$ 29,115
Real property depreciation and amortization	42,695	40,920	85,360	80,579
Noncontrolling interest	5,363	2,977	15,809	6,375
Gain on disposition of property	(4,645)	-	(45,004)	-
FFO - basic and diluted, as defined by NAREIT	70,449	57,624	135,081	116,069
Loss from early extinguishment of debt in connection with sale of real estate	-	-	1,416	-
FFO - basic and diluted [(1)]	$ 70,449	$ 57,624	$ 136,497	$ 116,069

[(1)] Pursuant to the updated guidance for Funds From Operations provided by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT"), FFO is defined as net income (computed in accordance with accounting principles generally accepted in the United States of America ("GAAP")) excluding gains or losses from disposition of property, impairment write-downs of depreciable real estate, noncontrolling interest and extraordinary items plus depreciation from real property. The Company adds back debt extinguishment costs and other one-time costs incurred as a result of repaying property specific debt triggered upon sale of a property. Because of the limitations of the FFO definition as published by NAREIT as set forth above, the Company has made certain interpretations in applying the definition. The Company believes all adjustments not specifically provided for are consistent with the definition. Other similarly titled measures may not be calculated in the same manner.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2013	**2012**	**2013**	**2012**
FFO – basic and diluted	$ 70,449	$ 57,624	$ 136,497	$ 116,069
FFO – basic and diluted	$ 70,449	$ 57,624	$ 136,497	$ 116,069
Acquisition costs of closed deals included in other expenses	16	2,693	32	2,710
Operating FFO [(2)]	$ 70,465	$ 60,317	$ 136,529	$ 118,779
FFO – basic and diluted	$ 70,449	$ 57,624	$ 136,497	$ 116,069
Recurring non-revenue generating capital expenses	(8,901)	(9,013)	(17,934)	(17,912)
AFFO [(3)]	$ 61,548	$ 48,611	$ 118,563	$ 98,157
Operating FFO	$ 70,465	$ 60,317	$ 136,529	$ 118,779
Recurring non-revenue generating capital expenses	(8,901)	(9,013)	(17,934)	(17,912)
Operating AFFO [(2) (3)]	$ 61,564	$ 51,304	$ 118,595	$ 100,867
Weighted average shares/units outstanding:				
Shares – basic	52,299.4	49,026.4	51,954.6	48,694.4
Shares – diluted	52,922.0	49,678.7	52,581.5	49,327.9
Shares/units – basic [(4)]	62,695.4	59,676.5	62,366.2	59,371.0
Shares/units – diluted [(4)]	63,318.0	60,328.8	62,993.0	60,004.4
Per share/unit:				
Net income – basic	$0.52	$0.28	$1.52	$0.60
Net income – diluted	$0.51	$0.28	$1.50	$0.59
FFO – basic	$1.12	$0.97	$2.19	$1.95
FFO – diluted	$1.11	$0.96	$2.17	$1.93
Operating FFO [(2)]	$1.11	$1.00	$2.17	$1.98
AFFO [(3)]	$0.97	$0.81	$1.88	$1.64
Operating AFFO [(2) (3)]	$0.97	$0.85	$1.88	$1.68
Common Dividend paid	$0.70	$0.66	$1.40	$1.32

[(2)] Operating FFO is defined as FFO adjusted for the addback of acquisition costs on closed deals.

[(3)] Adjusted Funds From Operations ("AFFO") is defined as FFO less an annual reserve for anticipated recurring, non-revenue generating capitalized costs of $848 per apartment unit. The resulting sum is divided by the weighted average shares/units on a diluted basis to arrive at AFFO per share/unit.

[(4)] Basic includes common stock outstanding plus operating partnership units in Home Properties, L.P., which can be converted into shares of common stock. Diluted includes additional common stock equivalents.

HOME PROPERTIES, INC.
SUMMARY CONSOLIDATED BALANCE SHEETS
(in thousands - Unaudited)

	June 30, 2013	December 31, 2012
Land	$ 780,099	$ 791,604
Construction in progress	147,784	83,241
Buildings, improvements and equipment	4,557,863	4,580,381
	5,485,746	5,455,226
Accumulated depreciation	(1,169,763)	(1,108,840)
Real estate, net	4,315,983	4,346,386
Cash and cash equivalents	8,846	21,092
Cash in escrows	28,904	26,971
Accounts receivable	12,357	13,406
Prepaid expenses	10,494	19,504
Deferred charges	11,751	13,429
Other assets	7,901	10,704
Total assets	$ 4,396,236	$ 4,451,492
Mortgage notes payable	$ 1,946,517	$ 2,165,027
Unsecured notes payable	475,000	450,000
Unsecured line of credit	241,000	162,500
Accounts payable	30,447	22,691
Accrued interest payable	8,769	9,974
Accrued expenses and other liabilities	28,984	33,887
Security deposits	18,823	19,146
Total liabilities	2,749,540	2,863,225
Common stockholders' equity	1,375,796	1,320,968
Noncontrolling interest	270,900	267,299
Total equity	1,646,696	1,588,267
Total liabilities and equity	$ 4,396,236	$ 4,451,492
Total shares/units outstanding:		
Common stock	52,408.3	51,508.1
Operating partnership units	10,363.6	10,455.6
	62,771.9	61,963.7

For further information:

David P. Gardner, Executive Vice President and Chief Financial Officer, (585) 246-4113
Charis W. Warshof, Vice President, Investor Relations, (585) 295-4237

###

Property Results

Second Quarter 2013

Region	# of Units	2Q '13 Company % Units [1]	Date Acquired	2Q '13 Rent/Mo	2Q '13 Occup	2Q '12 Occup	2Q '13 Versus 2Q '12 % Growth				2Q '13 Company % NOI [1]
							Rental Rates [2]	Total Revenue	Total Expense	Total NOI	
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,303	93.5%	92.9%	2.8%	3.7%	(0.3%)	5.7%	
Bonnie Ridge	960		7/1/1999	1,163	93.7%	96.6%	2.8%	2.0%	8.4%	(0.7%)	
Canterbury	618		7/15/1999	1,038	95.7%	96.8%	3.7%	2.4%	(2.6%)	5.0%	
Charleston Place	858		9/30/2010	1,225	96.1%	97.0%	4.7%	3.8%	1.3%	4.8%	
Country Village	344		4/30/1998	1,041	93.7%	95.8%	(0.1%)	(1.8%)	2.5%	(4.1%)	
Dunfield	312		11/1/2007	1,244	94.9%	95.7%	4.3%	2.1%	(3.8%)	5.0%	
Fox Hall	720		3/28/2007	915	93.8%	93.4%	2.2%	7.4%	2.7%	10.6%	
Gateway Village	132		7/15/1999	1,414	97.5%	97.7%	4.0%	2.9%	(3.1%)	5.7%	
Heritage Woods	164		10/4/2006	1,180	95.6%	96.7%	(0.7%)	(1.4%)	0.6%	(2.3%)	
Howard Crossing	1,350		6/28/2012	1,123	95.4%	n/a	n/a	n/a	n/a	n/a	
Middlebrooke	208		4/1/2010	1,001	96.9%	93.7%	1.2%	4.5%	(3.1%)	9.0%	
Mill Towne Village	384		5/31/2001	951	96.3%	96.9%	3.6%	5.0%	1.8%	7.0%	
Morningside Heights	1,050		4/30/1998	962	94.0%	93.1%	4.7%	6.9%	(12.6%)	17.6%	
Owings Run	504		7/15/1999	1,298	96.1%	95.8%	3.2%	3.8%	5.5%	3.1%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,244	96.6%	96.7%	2.3%	1.6%	(1.0%)	3.0%	
Saddle Brooke	468		10/29/2008	1,144	94.3%	95.5%	5.3%	3.6%	(2.1%)	6.6%	
Selford	102		7/15/1999	1,462	96.3%	98.5%	4.4%	1.5%	(0.8%)	2.4%	
The Apts. at Cambridge Court	544		8/23/2011	1,366	92.8%	93.7%	2.7%	1.0%	10.8%	(3.7%)	
The Coves at Chesapeake	469		11/20/2006	1,335	94.0%	94.1%	4.5%	4.9%	(2.8%)	8.6%	
The Greens at Columbia	168		7/29/2010	1,467	96.4%	93.4%	3.7%	5.5%	(1.1%)	8.3%	
Top Field	156		10/4/2006	1,335	95.3%	96.9%	1.5%	(0.4%)	14.7%	(5.9%)	
Village Square	370		7/15/1999	1,223	93.8%	96.5%	3.0%	(1.6%)	13.0%	(8.0%)	
Westbrooke	110		4/1/2010	900	96.9%	95.1%	5.8%	12.3%	2.1%	20.4%	
Total Baltimore	10,477	25.0%		$ 1,152	94.8%	95.4%	3.4%	3.3%	1.1%	4.3%	23.0%
Boston											
Gardencrest	696		6/28/2002	$ 1,698	97.7%	96.4%	4.4%	6.7%	2.1%	8.7%	
Highland House	172		5/31/2006	1,285	94.6%	97.0%	3.8%	1.7%	19.9%	(8.9%)	
Liberty Commons	120		8/30/2006	1,297	97.7%	96.4%	0.1%	2.5%	10.1%	(0.9%)	
Liberty Place	107		6/6/2006	1,538	96.0%	96.6%	2.9%	3.0%	15.3%	(4.0%)	
Redbank Village	500		7/8/1998	956	97.6%	97.4%	2.2%	2.9%	1.1%	4.1%	
Stone Ends	280		2/12/2003	1,349	96.1%	95.6%	3.0%	4.0%	2.1%	5.0%	
The Commons at Haynes Farm	302		7/15/2011	1,347	96.8%	97.2%	6.0%	4.1%	16.9%	(1.7%)	
The Heights at Marlborough	348		9/7/2006	1,301	96.3%	95.2%	5.0%	5.0%	(0.5%)	8.1%	
The Meadows at Marlborough	264		9/7/2006	1,263	96.7%	95.1%	6.5%	9.7%	(4.0%)	18.8%	
The Townhomes of Beverly	204		2/15/2007	1,604	97.0%	96.2%	5.0%	6.3%	6.0%	6.5%	
The Village at Marshfield	276		3/17/2004	1,255	96.0%	96.5%	5.3%	4.8%	6.0%	4.1%	
Westwoods	35		4/30/2007	1,384	95.9%	100.0%	6.5%	(0.9%)	2.4%	(3.1%)	
Total Boston	3,304	7.9%		$ 1,360	96.8%	96.4%	4.3%	5.1%	4.7%	5.3%	8.4%

Property Results

Second Quarter 2013

Region	# of Units	2Q '13 Company % Units [1]	Date Acquired	2Q '13 Rent/Mo	2Q '13 Occup	2Q '12 Occup	2Q '13 Versus 2Q '12 % Growth Rental Rates [2]	Total Revenue	Total Expense	Total NOI	2Q '13 Company % NOI [1]
Chicago											
Blackhawk	371		10/20/2000	$ 917	95.6%	96.1%	3.0%	3.9%	(1.5%)	10.0%	
Courtyards Village	224		8/29/2001	927	98.1%	97.7%	4.5%	4.8%	3.2%	6.4%	
Cypress Place	192		12/27/2000	1,054	98.7%	97.9%	5.2%	6.9%	(10.7%)	21.6%	
Lakeview Townhomes	120		10/18/2010	1,243	97.8%	96.7%	1.9%	4.0%	3.8%	4.2%	
The Colony	783		9/1/1999	924	96.9%	97.0%	3.8%	4.0%	(6.3%)	13.3%	
The Gates of Deer Grove	204		12/15/2011	1,069	96.2%	93.5%	1.7%	5.7%	(4.5%)	15.0%	
The New Colonies	672		6/23/1998	772	96.4%	95.3%	(0.3%)	0.2%	22.7%	(21.2%)	
Total Chicago	2,566	6.1%		$ 920	96.8%	96.3%	2.6%	3.6%	2.3%	4.9%	3.6%
Florida											
The Hamptons	668		7/7/2004	$ 1,051	94.0%	96.4%	5.2%	2.2%	1.6%	2.7%	
Vinings at Hampton Village	168		7/7/2004	1,170	98.3%	97.0%	4.9%	7.0%	(4.8%)	17.7%	
Total Florida	836	2.0%		$ 1,075	95.0%	96.6%	5.2%	3.2%	0.2%	5.9%	1.4%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,355	98.5%	98.9%	4.1%	5.9%	3.8%	7.4%	
Cambridge Village	82		3/1/2002	1,919	99.2%	97.1%	3.0%	5.4%	0.6%	8.6%	
Crescent Club	257		9/30/2010	1,388	97.6%	96.8%	3.8%	5.8%	4.1%	6.9%	
Devonshire Hills	656		7/16/2001	1,664	97.4%	97.1%	2.0%	1.7%	(0.6%)	3.0%	
Hawthorne Court	434		4/4/2002	1,508	97.7%	97.7%	2.4%	4.3%	4.0%	4.5%	
Heritage Square	80		4/4/2002	1,878	99.0%	98.4%	3.3%	4.6%	(5.6%)	12.1%	
Holiday Square	144		5/31/2002	1,316	99.1%	99.3%	4.0%	3.8%	4.6%	3.3%	
Lake Grove	368		2/3/1997	1,527	96.9%	97.0%	2.8%	4.4%	7.9%	2.4%	
Mid-Island Estates	232		7/1/1997	1,493	98.0%	98.7%	2.6%	1.2%	10.4%	(3.5%)	
Sayville Commons	342		7/15/2005	1,675	96.8%	96.9%	3.1%	3.1%	2.6%	3.5%	
Southern Meadows	452		6/29/2001	1,516	96.4%	97.3%	4.2%	4.2%	7.3%	2.2%	
Westwood Village	242		3/1/2002	2,554	94.4%	98.4%	4.0%	2.7%	6.6%	0.2%	
Woodmont Village	97		3/1/2002	1,406	96.6%	96.3%	2.8%	3.0%	20.1%	(5.4%)	
Yorkshire Village	40		3/1/2002	2,004	96.7%	97.2%	6.4%	8.4%	6.6%	10.1%	
Total Long Island	3,586	8.5%		$ 1,622	97.1%	97.5%	3.1%	3.5%	4.4%	3.0%	10.1%

Property Results

Second Quarter 2013

Region	# of Units	2Q '13 Company % Units [1]	Date Acquired	2Q '13 Rent/Mo	2Q '13 Occup	2Q '12 Occup	2Q '13 Versus 2Q '12 % Growth Rental Rates [2]	Total Revenue	Total Expense	Total NOI	2Q '13 Company % NOI [1]
New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,361	97.6%	97.4%	6.4%	7.1%	(7.6%)	17.0%	
Chatham Hill	308		1/30/2004	1,961	96.6%	95.7%	5.7%	7.5%	(0.8%)	11.1%	
East Hill Gardens	33		7/8/1998	1,628	98.7%	96.7%	1.3%	3.1%	(1.4%)	5.6%	
Hackensack Gardens	198		3/1/2005	1,211	95.3%	98.0%	3.4%	2.2%	5.4%	0.0%	
Jacob Ford Village	270		2/15/2007	1,398	98.7%	98.1%	6.3%	4.7%	9.5%	2.9%	
Lakeview	106		7/8/1998	1,475	97.2%	98.0%	3.8%	1.8%	7.0%	(1.1%)	
Northwood	134		1/30/2004	1,430	97.0%	97.4%	3.3%	1.7%	(3.2%)	4.5%	
Oak Manor	77		7/8/1998	2,005	98.8%	97.8%	7.4%	9.1%	1.6%	12.4%	
Pleasant View	1,142		7/8/1998	1,220	95.9%	95.9%	2.9%	4.1%	1.5%	5.6%	
Pleasure Bay	270		7/8/1998	1,139	97.5%	96.5%	5.9%	7.6%	(4.0%)	17.1%	
Royal Gardens	550		5/28/1997	1,320	96.6%	97.4%	2.5%	2.4%	(0.7%)	4.1%	
Wayne Village	275		7/8/1998	1,482	97.8%	97.3%	3.1%	3.6%	7.7%	1.6%	
Windsor Realty	67		7/8/1998	1,342	98.2%	94.3%	2.0%	3.9%	1.3%	5.7%	
Total New Jersey	3,578	8.5%		$ 1,370	96.8%	96.8%	3.9%	4.5%	1.2%	6.2%	9.4%
Philadelphia											
Glen Manor	174		9/23/1997	831	97.0%	92.4%	1.3%	6.9%	(2.0%)	18.0%	
Golf Club	399		3/15/2000	1,168	95.7%	95.4%	3.7%	6.2%	(0.4%)	9.7%	
Hill Brook Place	274		7/28/1999	953	96.8%	97.5%	2.1%	0.1%	(2.5%)	2.2%	
Home Properties of Bryn Mawr	316		3/15/2000	1,494	90.3%	92.4%	5.4%	3.3%	3.5%	3.2%	
Home Properties of Devon	631		3/15/2000	1,295	94.2%	93.8%	6.4%	6.8%	(2.7%)	11.7%	
New Orleans Park	442		7/28/1999	908	95.5%	95.4%	1.5%	4.0%	1.0%	6.9%	
Racquet Club East	466		7/7/1998	1,133	96.4%	95.9%	2.4%	5.3%	(3.3%)	10.8%	
Racquet Club South	103		5/27/1999	956	95.5%	95.1%	1.8%	3.9%	3.7%	4.0%	
Ridley Brook	244		7/28/1999	984	95.8%	96.0%	2.3%	3.4%	1.1%	5.5%	
Sherry Lake	298		7/23/1998	1,320	97.3%	96.9%	5.3%	6.2%	(3.3%)	11.2%	
The Brooke at Peachtree Village	146		8/15/2005	1,235	98.4%	98.2%	5.1%	5.3%	2.7%	6.9%	
The Landings	384		11/22/1996	1,116	96.5%	97.2%	5.9%	6.0%	1.5%	9.0%	
Trexler Park	250		3/15/2000	1,148	96.6%	95.9%	3.5%	5.9%	(4.1%)	12.5%	
Trexler Park West	216		8/15/2008	1,383	97.0%	96.6%	1.8%	1.3%	(0.1%)	2.1%	
Waterview	203		7/14/2011	1,087	94.3%	93.6%	3.6%	3.4%	(5.7%)	9.7%	
William Henry	363		3/15/2000	1,222	95.9%	93.9%	2.7%	2.9%	7.0%	0.8%	
Total Philadelphia	4,909	11.7%		$ 1,157	95.5%	95.2%	3.8%	4.7%	(0.4%)	7.9%	10.8%

HOME PROPERTIES®

Property Results

Second Quarter 2013

Region	# of Units	2Q '13 Company % Units [1]	Date Acquired	2Q '13 Rent/Mo	2Q '13 Occup	2Q '12 Occup	Rental Rates [2]	Total Revenue	Total Expense	Total NOI	2Q '13 Company % NOI [1]
							2Q '13 Versus 2Q '12 % Growth				
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,903	95.7%	96.5%	0.8%	1.3%	(27.4%)	12.1%	
Arbor Park of Alexandria	851		Redevelopment	1,559	81.3%	81.5%	8.2%	6.5%	6.6%	6.4%	
Braddock Lee	255		3/13/1998	1,427	97.4%	99.0%	3.7%	3.6%	3.3%	3.8%	
Cider Mill	864		9/27/2002	1,229	95.8%	95.6%	3.8%	3.1%	3.8%	2.7%	
Cinnamon Run	511		12/28/2005	1,290	94.7%	92.3%	1.0%	3.9%	7.0%	2.5%	
Courts at Huntington Station	421		6/15/2011	2,007	92.3%	90.3%	0.8%	2.1%	6.5%	(0.1%)	
East Meadow	150		8/1/2000	1,460	97.3%	97.9%	4.6%	3.5%	3.6%	3.5%	
Elmwood Terrace	504		6/30/2000	992	96.2%	96.0%	3.2%	3.9%	4.2%	3.8%	
Hunters Glen	108		4/19/2011	1,014	94.4%	95.7%	4.4%	4.5%	9.2%	1.6%	
Mount Vernon Square	1,387		12/27/2006	1,340	95.2%	95.7%	5.1%	5.0%	18.7%	(1.2%)	
Newport Village	937		10/17/2011	1,559	95.5%	95.5%	0.7%	0.5%	0.1%	0.8%	
Park Shirlington	294		3/13/1998	1,430	97.4%	97.7%	4.6%	5.0%	0.2%	8.2%	
Peppertree Farm	879		12/28/2005	1,262	94.6%	94.2%	1.6%	2.9%	2.1%	3.4%	
Seminary Hill	296		7/1/1999	1,416	97.1%	98.7%	4.6%	2.1%	6.4%	(0.9%)	
Seminary Towers	544		7/1/1999	1,478	96.6%	96.2%	3.6%	4.5%	3.2%	5.4%	
Somerset Park	108		10/11/2011	1,498	97.8%	98.3%	4.9%	5.8%	(15.9%)	23.0%	
Tamarron	132		7/15/1999	1,656	93.7%	97.0%	5.7%	0.8%	1.1%	0.7%	
The Apts. at Cobblestone Square	314		6/14/2012	1,315	95.8%	n/a	n/a	n/a	n/a	n/a	
The Apts. at Wellington Trace	240		3/2/2004	1,427	95.8%	97.1%	3.2%	0.7%	1.7%	0.3%	
The Courts at Dulles	411		11/30/2011	1,550	94.8%	96.5%	1.2%	0.8%	2.2%	0.2%	
The Courts at Fair Oaks	364		9/30/2010	1,540	96.2%	95.9%	3.6%	4.5%	7.1%	3.5%	
The Manor - MD	435		8/31/2001	1,354	95.8%	95.5%	2.8%	4.7%	10.2%	2.3%	
The Manor - VA	198		2/19/1999	1,148	97.7%	98.5%	4.6%	2.8%	(4.1%)	7.2%	
The Manor East	164		5/11/2012	1,099	94.9%	n/a	n/a	n/a	n/a	n/a	
The Sycamores	185		12/16/2002	1,495	95.6%	97.0%	3.7%	1.4%	17.8%	(6.4%)	
Village at Potomac Falls	247		8/5/2010	1,449	95.6%	97.6%	5.4%	3.1%	4.0%	2.6%	
Virginia Village	344		5/31/2001	1,450	97.6%	98.7%	3.5%	2.8%	8.4%	0.5%	
West Springfield	244		11/18/2002	1,585	97.8%	96.7%	2.3%	1.6%	8.9%	(1.8%)	
Westchester West	345		12/30/2008	1,381	93.7%	93.7%	3.9%	5.5%	(0.2%)	8.7%	
Woodleaf	228		3/19/2004	1,287	97.1%	94.9%	0.1%	3.7%	(14.9%)	13.5%	
Woodway at Trinity Centre	504		5/17/2012	1,411	96.4%	n/a	n/a	n/a	n/a	n/a	
Total Washington, D.C.	12,711	30.3%		$ 1,409	95.6%	95.7%	2.9%	3.1%	4.2%	2.5%	33.3%
Total Properties	**41,967**	100.0%		$ 1,290	95.5%	n/a	n/a	n/a	n/a	n/a	100.0%
Total Core Properties	**38,784**			$ 1,289	95.9%	96.0%	3.4%	3.7%	2.6%	4.3%	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.
[2] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

Property Results

June YTD

Region	# of Units	YTD '13 Company % Units [1]	Date Acquired	YTD '13 Rent/Mo	YTD '13 Occup	YTD '12 Occup	YTD '13 Versus YTD '12 % Growth Rental Rates [2]	Total Revenue	Total Expense	Total NOI	YTD '13 Company % NOI [1]
Baltimore											
Annapolis Roads	282		6/17/2010	$ 1,298	93.2%	94.0%	3.0%	3.2%	(3.8%)	7.0%	
Bonnie Ridge	960		7/1/1999	1,160	93.8%	96.1%	2.8%	1.4%	5.6%	(0.4%)	
Canterbury	618		7/15/1999	1,032	94.9%	95.4%	3.6%	1.8%	(1.4%)	3.6%	
Charleston Place	858		9/30/2010	1,219	95.7%	96.5%	4.8%	4.4%	2.8%	5.0%	
Country Village	344		4/30/1998	1,042	94.4%	95.8%	0.6%	(0.8%)	2.9%	(2.8%)	
Dunfield	312		11/1/2007	1,234	95.4%	95.7%	3.8%	3.4%	(3.2%)	6.6%	
Fox Hall	720		3/28/2007	912	93.2%	93.9%	2.5%	1.4%	0.0%	2.3%	
Gateway Village	132		7/15/1999	1,403	96.5%	95.8%	2.8%	2.6%	1.4%	3.2%	
Heritage Woods	164		10/4/2006	1,183	95.2%	95.9%	(0.5%)	(1.4%)	1.3%	(2.7%)	
Howard Crossing	1,350		6/28/2012	1,124	94.6%	n/a	n/a	n/a	n/a	n/a	
Middlebrooke	208		4/1/2010	996	96.0%	94.2%	1.4%	4.4%	(1.4%)	7.7%	
Mill Towne Village	384		5/31/2001	948	96.8%	95.9%	3.5%	5.0%	(1.5%)	8.8%	
Morningside Heights	1,050		4/30/1998	956	94.1%	92.3%	4.0%	6.1%	(9.2%)	14.5%	
Owings Run	504		7/15/1999	1,294	95.4%	95.4%	3.1%	3.7%	4.2%	3.5%	
Ridgeview at Wakefield Valley	204		1/13/2005	1,235	97.0%	96.9%	2.0%	2.1%	(0.9%)	3.8%	
Saddle Brooke	468		10/29/2008	1,139	93.4%	95.1%	5.6%	4.6%	0.8%	6.7%	
Selford	102		7/15/1999	1,456	96.0%	97.3%	4.2%	2.3%	(0.7%)	3.5%	
The Apts. at Cambridge Court	544		8/23/2011	1,366	92.1%	92.7%	3.0%	1.8%	4.4%	0.5%	
The Coves at Chesapeake	469		11/20/2006	1,327	94.4%	93.6%	4.4%	5.6%	(3.3%)	9.7%	
The Greens at Columbia	168		7/29/2010	1,461	95.7%	94.5%	3.9%	4.5%	1.9%	5.4%	
Top Field	156		10/4/2006	1,334	96.1%	95.6%	2.1%	1.4%	4.8%	0.1%	
Village Square	370		7/15/1999	1,216	94.8%	96.1%	2.6%	0.4%	9.2%	(3.6%)	
Westbrooke	110		4/1/2010	897	97.1%	95.3%	5.6%	10.3%	1.2%	17.8%	
Total Baltimore	10,477	25.0%		$ 1,147	94.6%	95.0%	3.3%	3.1%	0.5%	4.4%	23.2%
Boston											
Gardencrest	696		6/28/2002	$ 1,682	97.1%	96.3%	4.3%	5.4%	6.7%	4.8%	
Highland House	172		5/31/2006	1,283	95.1%	97.2%	4.6%	2.0%	7.3%	(1.9%)	
Liberty Commons	120		8/30/2006	1,299	96.8%	96.4%	0.7%	2.7%	7.5%	0.7%	
Liberty Place	107		6/6/2006	1,529	95.5%	96.4%	2.8%	3.4%	8.3%	0.0%	
Redbank Village	500		7/8/1998	955	96.5%	97.5%	2.6%	1.9%	2.7%	1.4%	
Stone Ends	280		2/12/2003	1,339	96.8%	95.1%	2.9%	5.6%	(7.3%)	13.9%	
The Commons at Haynes Farm	302		7/15/2011	1,339	97.0%	96.5%	5.7%	6.0%	20.3%	(0.9%)	
The Heights at Marlborough	348		9/7/2006	1,291	95.9%	94.3%	5.2%	6.0%	(5.2%)	14.0%	
The Meadows at Marlborough	264		9/7/2006	1,251	96.8%	94.5%	5.8%	8.7%	(4.5%)	19.1%	
The Townhomes of Beverly	204		2/15/2007	1,595	97.2%	96.5%	5.0%	5.9%	5.0%	6.4%	
The Village at Marshfield	276		3/17/2004	1,244	96.1%	96.1%	5.1%	4.0%	(7.4%)	12.0%	
Westwoods	35		4/30/2007	1,380	97.3%	97.3%	6.7%	4.3%	(9.1%)	16.2%	
Total Boston	3,304	7.9%		$ 1,351	96.6%	96.1%	4.3%	5.0%	2.3%	6.5%	8.1%

Property Results

June YTD

Region	# of Units	YTD '13 Company % Units [1]	Date Acquired	YTD '13 Rent/Mo	YTD '13 Occup	YTD '12 Occup	YTD '13 Versus YTD '12 % Growth Rental Rates [2]	Total Revenue	Total Expense	Total NOI	YTD '13 Company % NOI [1]
Chicago											
Blackhawk	371		10/20/2000	$ 912	95.7%	95.7%	2.6%	4.3%	(0.9%)	9.7%	
Courtyards Village	224		8/29/2001	919	98.1%	97.3%	4.4%	4.8%	0.5%	8.8%	
Cypress Place	192		12/27/2000	1,046	98.5%	97.3%	5.3%	7.2%	(4.9%)	16.8%	
Lakeview Townhomes	120		10/18/2010	1,242	97.0%	95.4%	2.8%	4.8%	7.3%	3.0%	
The Colony	783		9/1/1999	918	97.0%	96.8%	3.4%	3.7%	(5.5%)	11.7%	
The Gates of Deer Grove	204		12/15/2011	1,056	96.0%	92.9%	1.0%	5.7%	1.7%	9.3%	
The New Colonies	672		6/23/1998	771	96.3%	95.5%	(0.3%)	1.2%	15.8%	(11.4%)	
Total Chicago	2,566	6.1%		$ 914	96.8%	96.0%	2.4%	3.9%	1.9%	5.6%	3.8%
Florida											
The Hamptons	668		7/7/2004	$ 1,044	93.7%	95.0%	4.7%	3.8%	(4.2%)	12.1%	
Vinings at Hampton Village	168		7/7/2004	1,165	97.3%	96.3%	4.6%	5.8%	(7.7%)	20.0%	
Total Florida	836	2.0%		$ 1,068	94.5%	95.3%	4.7%	4.2%	(4.9%)	13.8%	1.4%
Long Island											
Bayview / Colonial	160		11/1/2000	$ 1,348	98.7%	99.0%	3.9%	5.5%	10.1%	2.4%	
Cambridge Village	82		3/1/2002	1,915	98.9%	97.6%	3.2%	4.4%	0.8%	6.8%	
Crescent Club	257		9/30/2010	1,383	96.6%	94.9%	4.0%	6.4%	2.5%	9.0%	
Devonshire Hills	656		7/16/2001	1,658	97.0%	96.8%	2.0%	0.9%	1.0%	0.8%	
Hawthorne Court	434		4/4/2002	1,501	97.5%	97.3%	2.1%	3.4%	3.2%	3.7%	
Heritage Square	80		4/4/2002	1,872	99.2%	98.6%	3.6%	4.3%	(6.7%)	12.7%	
Holiday Square	144		5/31/2002	1,309	99.3%	98.6%	4.0%	4.9%	3.8%	5.6%	
Lake Grove	368		2/3/1997	1,528	96.7%	97.0%	3.2%	4.3%	3.3%	4.8%	
Mid-Island Estates	232		7/1/1997	1,488	97.6%	98.6%	2.7%	0.6%	8.6%	(4.0%)	
Sayville Commons	342		7/15/2005	1,668	97.2%	96.6%	3.2%	3.9%	4.1%	3.8%	
Southern Meadows	452		6/29/2001	1,509	96.3%	96.4%	4.2%	4.9%	5.4%	4.6%	
Westwood Village	242		3/1/2002	2,550	94.8%	96.8%	4.2%	4.1%	5.5%	3.1%	
Woodmont Village	97		3/1/2002	1,399	96.1%	97.0%	2.8%	0.8%	10.1%	(4.0%)	
Yorkshire Village	40		3/1/2002	1,995	97.3%	97.4%	6.2%	8.6%	1.9%	15.7%	
Total Long Island	3,586	8.5%		$ 1,617	97.0%	97.0%	3.2%	3.5%	3.7%	3.3%	10.1%

HOME PROPERTIES®

Property Results

June YTD

Region	# of Units	YTD '13 Company % Units [1]	Date Acquired	YTD '13 Rent/Mo	YTD '13 Occup	YTD '12 Occup	YTD '13 Versus YTD '12 % Growth Rental Rates [2]	Total Revenue	Total Expense	Total NOI	YTD '13 Company % NOI [1]
New Jersey											
Barrington Gardens	148		3/1/2005	$ 1,354	97.7%	96.7%	7.0%	6.7%	(10.3%)	18.6%	
Chatham Hill	308		1/30/2004	1,953	94.7%	94.3%	5.8%	5.9%	1.2%	7.9%	
East Hill Gardens	33		7/8/1998	1,615	99.3%	97.5%	0.8%	2.4%	(0.8%)	4.3%	
Hackensack Gardens	198		3/1/2005	1,207	96.3%	97.2%	3.8%	2.9%	2.8%	3.0%	
Jacob Ford Village	270		2/15/2007	1,386	98.3%	98.7%	6.2%	3.5%	0.9%	4.7%	
Lakeview	106		7/8/1998	1,467	97.7%	97.3%	3.5%	4.1%	0.1%	7.0%	
Northwood	134		1/30/2004	1,423	96.7%	96.7%	3.2%	2.4%	(1.8%)	5.4%	
Oak Manor	77		7/8/1998	1,983	98.4%	97.7%	6.7%	6.8%	(0.4%)	10.4%	
Pleasant View	1,142		7/8/1998	1,214	96.2%	95.3%	2.6%	3.8%	0.5%	6.0%	
Pleasure Bay	270		7/8/1998	1,121	97.3%	95.9%	5.0%	6.5%	(0.2%)	12.2%	
Royal Gardens	550		5/28/1997	1,314	95.8%	96.8%	2.5%	2.1%	0.0%	3.4%	
Wayne Village	275		7/8/1998	1,475	97.5%	97.3%	2.9%	2.9%	2.4%	3.2%	
Windsor Realty	67		7/8/1998	1,337	98.0%	94.9%	2.0%	3.2%	4.5%	2.2%	
Total New Jersey	3,578	8.5%		$ 1,362	96.6%	96.2%	3.8%	4.0%	0.2%	6.3%	9.1%
Philadelphia											
Glen Manor	174		9/23/1997	830	96.5%	94.0%	1.1%	4.6%	2.3%	7.2%	
Golf Club	399		3/15/2000	1,162	95.7%	95.1%	3.6%	4.1%	(1.9%)	7.5%	
Hill Brook Place	274		7/28/1999	950	95.7%	96.1%	2.1%	2.1%	(1.4%)	5.3%	
Home Properties of Bryn Mawr	316		3/15/2000	1,483	94.3%	95.4%	5.8%	4.7%	6.3%	4.0%	
Home Properties of Devon	631		3/15/2000	1,281	95.5%	93.6%	5.9%	7.2%	(4.2%)	13.7%	
New Orleans Park	442		7/28/1999	908	94.4%	94.8%	2.0%	2.7%	0.2%	5.3%	
Racquet Club East	466		7/7/1998	1,129	96.3%	95.5%	2.3%	4.2%	(0.5%)	7.3%	
Racquet Club South	103		5/27/1999	955	94.7%	95.1%	1.8%	2.2%	4.2%	0.2%	
Ridley Brook	244		7/28/1999	984	95.6%	96.0%	2.6%	2.4%	2.4%	2.3%	
Sherry Lake	298		7/23/1998	1,317	96.3%	97.3%	5.8%	4.9%	(2.0%)	8.7%	
The Brooke at Peachtree Village	146		8/15/2005	1,228	98.3%	97.9%	5.4%	6.4%	1.4%	9.5%	
The Landings	384		11/22/1996	1,112	96.6%	96.5%	6.1%	5.6%	2.8%	7.5%	
Trexler Park	250		3/15/2000	1,145	95.8%	94.6%	3.7%	4.3%	1.3%	6.2%	
Trexler Park West	216		8/15/2008	1,381	97.3%	96.0%	2.7%	3.9%	0.3%	5.8%	
Waterview	203		7/14/2011	1,082	94.1%	92.8%	3.0%	5.4%	(8.4%)	16.0%	
William Henry	363		3/15/2000	1,218	95.2%	94.4%	2.8%	(1.0%)	(6.8%)	2.9%	
Total Philadelphia	4,909	11.7%		$ 1,152	95.7%	95.2%	3.9%	4.2%	(0.8%)	7.5%	10.8%

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Property Results

June YTD

Region	# of Units	YTD '13 Company % Units [1]	Date Acquired	YTD '13 Rent/Mo	YTD '13 Occup	YTD '12 Occup	YTD '13 Versus YTD '12 % Growth				YTD '13 Company % NOI [1]
							Rental Rates [2]	Total Revenue	Total Expense	Total NOI	
Washington, D.C.											
1200 East West	247		5/11/2010	$ 1,896	96.0%	96.7%	0.9%	0.5%	9.5%	(3.0%)	
Arbor Park of Alexandria	851		Redevelopment	1,550	78.3%	80.4%	8.3%	4.6%	3.8%	5.1%	
Braddock Lee	255		3/13/1998	1,426	97.3%	98.2%	4.1%	4.0%	5.8%	2.9%	
Cider Mill	864		9/27/2002	1,224	95.9%	95.7%	3.7%	2.9%	(1.0%)	5.7%	
Cinnamon Run	511		12/28/2005	1,288	93.6%	93.0%	1.5%	1.4%	4.1%	0.2%	
Courts at Huntington Station	421		6/15/2011	2,000	93.6%	82.2%	(0.4%)	11.9%	8.3%	13.8%	
East Meadow	150		8/1/2000	1,457	96.9%	97.9%	4.7%	1.6%	7.8%	(1.5%)	
Elmwood Terrace	504		6/30/2000	990	96.0%	95.9%	3.8%	4.6%	5.6%	3.8%	
Hunters Glen	108		4/19/2011	1,012	93.8%	96.2%	5.1%	3.5%	10.2%	(0.4%)	
Mount Vernon Square	1,387		12/27/2006	1,331	94.9%	94.3%	4.6%	5.5%	11.5%	2.6%	
Newport Village	937		10/17/2011	1,556	95.8%	94.3%	0.6%	1.9%	0.6%	2.6%	
Park Shirlington	294		3/13/1998	1,425	96.5%	97.6%	4.6%	2.7%	1.8%	3.2%	
Peppertree Farm	879		12/28/2005	1,260	93.5%	94.4%	1.8%	1.8%	2.3%	1.5%	
Seminary Hill	296		7/1/1999	1,409	97.1%	97.8%	4.3%	3.2%	5.1%	1.8%	
Seminary Towers	544		7/1/1999	1,473	96.5%	95.5%	3.7%	3.9%	4.3%	3.7%	
Somerset Park	108		10/11/2011	1,502	97.7%	97.6%	5.4%	5.6%	(7.1%)	14.3%	
Tamarron	132		7/15/1999	1,648	94.7%	96.2%	5.6%	3.8%	(2.1%)	6.1%	
The Apts. at Cobblestone Square	314		6/14/2012	1,308	95.1%	n/a	n/a	n/a	n/a	n/a	
The Apts. at Wellington Trace	240		3/2/2004	1,419	96.0%	97.1%	3.1%	2.3%	(0.4%)	3.4%	
The Courts at Dulles	411		11/30/2011	1,549	95.2%	94.1%	0.9%	2.5%	2.4%	2.6%	
The Courts at Fair Oaks	364		9/30/2010	1,537	96.9%	96.3%	3.9%	4.9%	7.1%	4.1%	
The Manor - MD	435		8/31/2001	1,344	96.0%	95.1%	2.5%	4.4%	2.2%	5.4%	
The Manor - VA	198		2/19/1999	1,141	95.7%	97.8%	4.7%	1.2%	(4.6%)	4.9%	
The Manor East	164		5/11/2012	1,099	92.7%	n/a	n/a	n/a	n/a	n/a	
The Sycamores	185		12/16/2002	1,485	96.0%	97.1%	4.0%	2.6%	15.8%	(3.6%)	
Village at Potomac Falls	247		8/5/2010	1,438	96.3%	96.9%	5.4%	4.5%	2.8%	5.5%	
Virginia Village	344		5/31/2001	1,446	97.5%	96.9%	3.5%	2.8%	(2.9%)	5.6%	
West Springfield	244		11/18/2002	1,579	97.2%	96.0%	2.5%	2.0%	6.2%	0.1%	
Westchester West	345		12/30/2008	1,374	92.8%	93.8%	4.4%	3.6%	1.7%	4.6%	
Woodleaf	228		3/19/2004	1,285	97.0%	95.6%	0.1%	0.6%	(13.3%)	7.4%	
Woodway at Trinity Centre	504		5/17/2012	1,407	95.9%	n/a	n/a	n/a	n/a	n/a	
Total Washington, D.C.	12,711	30.3%		$ 1,404	95.5%	94.7%	2.9%	3.6%	3.7%	3.5%	33.5%
Total Properties	**41,967**	100.0%		$ 1,285	95.3%	n/a	n/a	n/a	n/a	n/a	100.0%
Total Core Properties	**38,784**			$ 1,283	95.8%	95.4%	3.4%	3.7%	1.7%	4.9%	

[1] Represents the percentage of the Company's total Units/NOI attributed to each region, including Core and Non-Core Properties.

[2] Reflects net change in base rental rates before utility reimbursements and economic occupancy changes.

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Physical Occupancy Comparison by Region - Core Properties

Sequential Comparison
Second Quarter 2013 vs. First Quarter 2013

Region	% Units	2Q '13	1Q '13	Variance
Baltimore	23.5%	94.8%	94.4%	0.4%
Boston	8.5%	96.8%	96.4%	0.4%
Chicago	6.6%	96.8%	96.8%	0.0%
Florida	2.2%	95.0%	94.0%	1.0%
Long Island, New Jersey	18.5%	97.0%	96.6%	0.4%
Philadelphia	12.7%	95.5%	95.9%	(0.4%)
Washington, D.C.	28.0%	95.6%	95.4%	0.2%
Total Core	100.0%	95.9%	95.6%	0.3%

Year over Year Comparison
Second Quarter 2013 vs. Second Quarter 2012

Region	% Units	2Q '13	2Q '12	Variance
Baltimore	23.5%	94.8%	95.4%	(0.6%)
Boston	8.5%	96.8%	96.4%	0.4%
Chicago	6.6%	96.8%	96.3%	0.5%
Florida	2.2%	95.0%	96.6%	(1.6%)
Long Island, New Jersey	18.5%	97.0%	97.2%	(0.2%)
Philadelphia	12.7%	95.5%	95.2%	0.3%
Washington, D.C.	28.0%	95.6%	95.7%	(0.1%)
Total Core	100.0%	95.9%	96.0%	(0.1%)

June vs. Quarter Comparison

Region	% Units	Jun '13	2Q '13	Variance
Baltimore	23.5%	94.8%	94.8%	0.0%
Boston	8.5%	96.4%	96.8%	(0.4%)
Chicago	6.6%	96.7%	96.8%	(0.1%)
Florida	2.2%	95.0%	95.0%	0.0%
Long Island, New Jersey	18.5%	97.1%	97.0%	0.1%
Philadelphia	12.7%	94.2%	95.5%	(1.3%)
Washington, D.C.	28.0%	95.4%	95.6%	(0.2%)
Total Core	100.0%	95.7%	95.9%	(0.2%)

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Net Operating Results - Core Properties

Sequential Results
Second Quarter 2013 vs. First Quarter 2013

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	23.5%	0.8%	(0.2%)	(1.4%)	0.4%
Boston	8.5%	1.9%	1.9%	(9.9%)	9.3%
Chicago	6.6%	1.1%	0.3%	8.0%	(5.9%)
Florida	2.2%	2.6%	2.0%	(1.2%)	4.8%
Long Island, New Jersey	18.5%	1.6%	0.3%	(8.8%)	6.6%
Philadelphia	12.7%	0.6%	(1.2%)	(6.4%)	2.2%
Washington, D.C.	28.0%	1.1%	0.1%	(0.6%)	0.5%
Total Core	100.0%	1.2%	0.1%	(3.7%)	2.4%

Year over Year Results
Second Quarter 2013 vs. Second Quarter 2012

Region	% Units	Base Rental Revenues[1]	Total Revenues	Expenses	NOI
Baltimore	23.5%	2.4%	3.3%	1.1%	4.3%
Boston	8.5%	4.8%	5.1%	4.7%	5.3%
Chicago	6.6%	3.5%	3.6%	2.3%	4.9%
Florida	2.2%	4.0%	3.2%	0.2%	5.9%
Long Island, New Jersey	18.5%	3.3%	4.0%	3.0%	4.5%
Philadelphia	12.7%	4.1%	4.7%	(0.4%)	7.9%
Washington, D.C.	28.0%	2.7%	3.1%	4.2%	2.5%
Total Core	100.0%	3.2%	3.7%	2.6%	4.3%

[1] Reflects net change in base rental revenues before utility reimbursements and economic occupancy changes.



Percentage Change in New Lease and Renewal Lease Rents Compared to Expiring Lease Rents - Core Properties

	1Q '12		2Q '12		3Q '12		4Q '12		YTD '12	
Region	New	Renewal	New	Renewal	New	Renewal	New	Renewal	New	Renewal
Baltimore	0.1%	3.6%	1.9%	3.4%	2.3%	4.0%	(0.1%)	4.3%	1.2%	3.9%
Boston	3.8%	4.1%	6.6%	3.6%	5.4%	4.5%	1.7%	4.3%	4.8%	4.1%
Chicago	0.1%	3.8%	1.5%	3.4%	3.1%	3.4%	(1.7%)	4.4%	1.1%	3.5%
Florida	1.1%	2.4%	5.9%	2.5%	4.9%	4.3%	5.5%	4.5%	4.0%	3.5%
Long Island, New Jersey	1.9%	4.0%	4.0%	3.3%	3.1%	3.4%	1.2%	3.1%	2.8%	3.3%
Philadelphia	6.0%	3.0%	6.7%	3.4%	4.6%	4.5%	(0.4%)	3.5%	4.4%	3.9%
Washington, D.C.	1.3%	4.1%	3.4%	3.9%	3.5%	4.3%	1.3%	4.5%	2.5%	4.1%
Total Core	1.8%	3.8%	3.8%	3.5%	3.4%	4.0%	0.7%	3.9%	2.6%	3.8%

	1Q '13		2Q '13	
Region	New	Renewal	New	Renewal
Baltimore	1.6%	3.7%	2.1%	4.0%
Boston	1.9%	3.4%	7.3%	4.2%
Chicago	0.5%	3.0%	2.3%	4.0%
Florida	4.6%	4.3%	7.9%	3.6%
Long Island, New Jersey	3.8%	3.1%	3.5%	3.3%
Philadelphia	(0.4%)	2.9%	2.4%	3.7%
Washington, D.C.	(0.3%)	4.1%	0.7%	3.9%
Total Core	1.3%	3.6%	2.7%	3.8%

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Resident Statistics

Top Six Reasons for Moveouts

	2Q '13	1Q '13	4Q '12	3Q '12	2Q '12	1Q '12	Year '12	Year '11	Year '10
Employment related	13.6%	14.7%	14.1%	12.5%	13.4%	12.6%	13.2%	13.4%	13.9%
Location, apartment size	13.4%	12.3%	12.1%	13.0%	13.5%	11.7%	12.6%	13.1%	12.1%
Eviction, skip	13.3%	14.9%	14.3%	12.7%	12.8%	16.9%	14.2%	16.4%	15.6%
Home purchase	12.5%	11.2%	13.0%	11.2%	11.2%	9.6%	11.3%	10.4%	11.0%
Domestic Situation	12.2%	8.2%	8.6%	11.2%	12.7%	8.3%	10.2%	9.6%	9.8%
Transfer within HME	11.9%	14.1%	13.3%	12.5%	11.5%	15.0%	13.1%	11.6%	12.3%

Traffic - Core Properties

Region	Traffic 2Q '13 vs. 2Q '12	Traffic YTD '13 vs. YTD '12	Signed Leases 2Q '13 vs. 2Q '12	Signed Leases YTD '13 vs. YTD '12
Baltimore	2.9%	(2.9%)	12.9%	3.3%
Boston	5.8%	10.5%	8.8%	13.2%
Chicago	6.1%	3.5%	3.4%	5.4%
Florida	(2.3%)	(14.8%)	23.9%	(4.4%)
Long Island	(0.3%)	3.0%	6.9%	1.1%
New Jersey	6.4%	2.7%	7.9%	9.6%
Philadelphia	5.8%	(0.5%)	6.5%	2.5%
Washington, D.C.	(9.7%)	(11.5%)	(7.4%)	(5.9%)
Total Core	0.3%	(2.5%)	4.7%	1.9%

Turnover - Core Properties

	2Q '13	2Q '12	YTD '13	YTD '12
Baltimore	10.8%	10.4%	18.6%	19.1%
Boston	12.4%	11.3%	20.9%	18.0%
Chicago	14.4%	14.4%	23.9%	24.6%
Florida	9.6%	10.0%	19.7%	22.2%
Long Island	9.0%	8.4%	16.3%	15.3%
New Jersey	9.7%	9.3%	17.4%	17.4%
Philadelphia	13.3%	13.2%	21.9%	21.0%
Washington, D.C.	9.2%	8.8%	16.7%	16.6%
Total Core	10.7%	10.3%	18.8%	18.5%

Bad Debt as % of Rent and Utility Recovery

	2Q '13	2Q '12	YTD '13	YTD '12
Total Core	0.85%	0.80%	0.88%	0.88%

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Net Operating Income Detail
($ in thousands, except per unit data)

Core Properties

	2Q '13	2Q '12	Qtr Variance	% Variance	YTD '13	YTD '12	YTD Variance	% Variance
Rent	$ 142,514	$ 138,102	$ 4,412	3.2%	$ 283,358	$ 273,217	$ 10,141	3.7%
Utility recovery	5,246	4,663	583	12.5%	12,445	11,780	665	5.6%
Rent including recoveries	147,760	142,765	4,995	3.5%	295,803	284,997	10,806	3.8%
Other income	7,124	6,588	536	8.1%	13,769	13,510	259	1.9%
Total income	154,884	149,353	5,531	3.7%	309,572	298,507	11,065	3.7%
Operating & maintenance	(55,455)	(54,049)	(1,406)	(2.6%)	(113,062)	(111,140)	(1,922)	(1.7%)
Core Properties NOI	$ 99,429	$ 95,304	$ 4,125	4.3%	$ 196,510	$ 187,367	$ 9,143	4.9%
Physical Occupancy	95.9%	96.0%	(0.1%)		95.8%	95.4%	0.4%	
Weighted Avg Rent per Unit	$ 1,289	$ 1,247	$ 42	3.4%	$ 1,283	$ 1,242	$ 42	3.4%

Acquired Properties [1]

	2Q '13	YTD '13
Rent	$ 8,030	$ 15,926
Utility recovery	253	477
Rent including recoveries	8,283	16,403
Other income	342	618
Total income	8,625	17,021
Operating & maintenance	(2,942)	(5,910)
Acquired Properties NOI	$ 5,683	$ 11,111
Physical Occupancy	95.7%	94.9%
Weighted Avg Rent per Unit	$ 1,209	$ 1,208

Redevelopment Property [2]

	2Q '13	YTD '13
Rent	$ 3,218	$ 6,168
Utility recovery	119	285
Rent including recoveries	3,337	6,453
Other income	122	225
Total income	3,459	6,678
Operating & maintenance	(1,252)	(2,471)
Redevelopment Property NOI	$ 2,207	$ 4,207
Physical Occupancy	81.3%	78.3%
Weighted Avg Rent per Unit	$ 1,559	$ 1,550

[1] Acquired Properties consist of both acquired and stabilized development properties subsequent to January 1, 2012, such that full year operating results are not available.

[2] The Redevelopment Property is Arbor Park of Alexandria, where 851 units in 52 buildings commenced renovation in 2011 on a building by building basis.

Seasonality Factor for NAV Calculation
To annualize net operating income in order to calculate a net asset value, the seasonality factor to apply to the current quarter's effective NOI run rate is 25.0%. This will adjust for the typical seasonal variability in NOI for each quarter.

Operating Expense Detail - Core Properties
($ in thousands)

	2Q '13	2Q '12	Qtr Variance	% Variance	YTD '13	YTD '12	YTD Variance	% Variance
Electricity	$ 1,829	$ 1,741	$ 88	5.1%	$ 3,832	$ 3,940	$ (108)	(2.7%)
Gas	2,462	2,149	313	14.6%	8,589	8,042	547	6.8%
Water & sewer	4,461	4,355	106	2.4%	8,945	8,818	127	1.4%
Repairs & maintenance	8,827	8,635	192	2.2%	15,031	14,904	127	0.9%
Personnel expense	13,004	12,808	196	1.5%	26,613	25,418	1,195	4.7%
Advertising	1,197	1,234	(37)	(3.0%)	2,310	2,387	(77)	(3.2%)
Legal & professional	350	341	9	2.6%	739	954	(215)	(22.5%)
Office & telephone	1,523	1,514	9	0.6%	3,114	3,398	(284)	(8.4%)
Property insurance	1,197	1,578	(381)	(24.1%)	2,296	3,882	(1,586)	(40.9%)
Real estate taxes	15,547	14,575	972	6.7%	30,722	28,782	1,940	6.7%
Snow	80	10	70	700.0%	922	288	634	220.1%
Trash	822	861	(39)	(4.5%)	1,659	1,746	(87)	(5.0%)
Property management G&A	4,156	4,248	(92)	(2.2%)	8,290	8,581	(291)	(3.4%)
Total Core	$ 55,455	$ 54,049	$ 1,406	2.6%	$ 113,062	$ 111,140	$ 1,922	1.7%

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Discontinued Operations [1]

($ in thousands)

The operating results of discontinued operations are summarized as follows for the three and six months ended June 30, 2013 and 2012:

	2Q '13	2Q '12	YTD '13	YTD '12
Revenues:				
Rental income	$ 57	$ 6,898	$ 2,512	$ 13,786
Property other income	66	647	351	1,382
Total revenues	123	7,545	2,863	15,168
Expenses:				
Operating and maintenance	63	2,710	952	5,482
Interest [2]	1	1,025	1,741	2,162
Depreciation and amortization	-	1,791	547	3,562
Total expenses	64	5,526	3,240	11,206
Income (loss) from discontinued operations	$ 59	$ 2,019	$ (377)	$ 3,962

[1] Discontinued operations consists of two properties (424 units) disposed in 3Q '12, four properties (1,172 units) disposed in 4Q '12, two properties (511 units) disposed in 1Q '13 and one property (158 units) disposed in 2Q '13.

[2] Includes debt extinguishment costs and other one-time costs of $1,416 incurred as a result of repaying property specific debt triggered upon sale for the six months ended June 30, 2013.

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PROPERTIES®

Summary Of Recent Acquisitions

($ in millions, except unit and per unit data)

Community	Region	State	Purchase Date	# of Units	Cap [1] Rate	Purchase Price	Wtd Avg Price per Unit
2013 Acquisitions							
			Total 2013	-		$ -	
2012 Acquisitions							
The Manor East	Washintgon, D.C.	VA	5/11/2012	164	7.0%	$ 16.2	$ 98,780
Woodway at Trinity Centre	Washington, D.C.	VA	5/17/2012	504	5.7%	96.0	190,476
Howard Crossing	Baltimore	MD	6/28/2012	1,350	5.9%	186.0	137,778
			Total 2012	2,018	5.9%	$ 298.2	$ 147,770
			Total 2013 and 2012 Acquisitions	2,018	5.9%	$ 298.2	$ 147,770

[1] Capitalization (Cap) rate based on projected NOI at the time of acquisition after an allowance for a 2.7% management fee but before capital expenditures.

Summary Of Recent Sales

($ in millions, except unit and per unit data)

Community	Region	State	Sale Date	# of Units	Cap [2] Rate	Sales Price	Wtd Avg Price per Unit
2013 Sales							
South Bay Manor	Long Island	NY	3/14/2013	61	6.4%	$ 11.1	$ 181,967
Falkland Chase	Washington, D.C.	MD	3/29/2013	450	5.5%	98.0	217,778
Castle Club	Philadelphia	PA	4/10/2013	158	7.2%	15.0	94,937
			Total 2013	669	5.8%	$ 124.1	$ 185,501
2012 Sales							
Chesterfield Apartments	Philadelphia	PA	9/13/2012	247	6.1%	$ 25.2	$ 101,842
Woodholme Manor	Baltimore	MD	9/20/2012	177	7.0%	16.0	90,395
Curren Terrace	Philadelphia	PA	10/11/2012	318	6.0%	29.8	93,689
Falcon Crest	Baltimore	MD	11/8/2012	396	6.8%	46.0	116,162
Timbercroft	Baltimore	MD	12/13/2012	284	6.3%	29.2	102,641
Glen Brook	Philadelphia	PA	12/21/2012	174	6.1%	13.5	77,586
			Total 2012	1,596	6.4%	$ 159.6	$ 99,999
			Total 2013 and 2012 Sales	2,265	6.1%	$ 283.7	$ 125,253

[2] Capitalization (Cap) rate based on historical NOI after an allowance for a 2.7% management fee but before capital expenditures.

Breakdown of Units

Region	State	As of 12/31/2011	Net Acquired/ Developed in 2012	As of 12/31/2012	12/31/2012 % of Units	Net Acquired/ Developed in 2013	As of 6/30/2013	6/30/2013 % of Units
Baltimore	MD	9,984	493	10,477	24.6%	-	10,477	25.0%
Boston	MA/ME	3,304	(1)	3,303	7.7%	1	3,304	7.9%
Chicago	IL	2,566	-	2,566	6.0%	-	2,566	6.1%
Florida	FL	836	-	836	2.0%	-	836	2.0%
Long Island, New Jersey	NY/NJ	7,225	-	7,225	16.9%	(61)	7,164	17.0%
Philadelphia	PA	5,806	(739)	5,067	11.9%	(158)	4,909	11.7%
Washington, D.C.	MD/VA	12,230	931	13,161	30.9%	(450)	12,711	30.3%
Total		41,951	684	42,635	100.0%	(668)	41,967	100.0%

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

Property	Lender	Interest Rate %	06/30/13 Balance	Maturity Date
Fixed Rate Secured				
Saddle Brook Apts. - 1st	Wells Fargo - Fannie Mae	5.84%	26,190	11/01/13
Saddle Brook Apts. - 2nd	Wells Fargo - Fannie Mae	6.29%	3,064	11/01/13
The Apts. At Wellington Trace	M&T Realty - Freddie Mac	5.52%	22,673	04/01/14
Hawthorne Court	Centerline (CIII) - Fannie Mae	5.27%	32,555	07/01/14
The Greens at Columbia	M&T Realty-Fannie Mae	3.93%	9,121	08/01/14
Westchester West - 1st	Berkeley Point Capital - Freddie	6.15%	26,070	03/01/15
Westchester West - 2nd	Berkeley Point Capital - Freddie	6.64%	7,258	03/01/15
Stratford Greens	Capital One Bank	5.75%	29,479	07/01/15
Sayville Commons	M&T Realty - Freddie Mac	5.00%	37,587	08/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	32,018	09/01/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	22,007	09/02/15
Charleston Place	Wells Fargo - Freddie Mac	3.77%	19,107	09/03/15
Cypress Place Apartments	Prudential - Fannie Mae	6.56%	9,852	11/01/15
Golf Club Apartments	Prudential - Fannie Mae	6.38%	31,737	11/01/15
Northwood Apartments	M&T Realty - Freddie Mac	5.50%	10,135	12/01/15
Cinnamon Run - 1st	M&T Realty - Freddie Mac	5.25%	47,801	01/01/16
Cinnamon Run - 2nd	M&T Realty - Freddie Mac	5.55%	4,966	01/01/16
Peppertree Farm - 1st	M&T Realty - Freddie Mac	5.25%	73,575	01/01/16
Peppertree Farm - 2nd	M&T Realty - Freddie Mac	5.55%	1,806	01/01/16
The Hamptons/Vinings at Hamptons	Prudential - Fannie Mae	5.57%	48,384	02/01/16
Devonshire - 1st	Wachovia - Fannie Mae	5.60%	35,439	04/01/16
Devonshire - 2nd	Wachovia - Fannie Mae	6.24%	8,066	04/01/16
Mid-Island	Prudential - Fannie Mae	5.48%	18,687	04/01/16
Owings Run 1 & 2	Prudential - Fannie Mae	5.59%	40,478	04/01/16
The Manor East	KeyBank - Freddie Mac	3.25%	7,008	04/01/16
Country Village	Centerline (CIII) - Fannie Mae	5.52%	17,785	06/01/16
Fox Hall Apartments	Columbia Nat'l - Freddie Mac	5.61%	47,000	06/01/17
Mill Towne Village	Prudential - Fannie Mae	5.99%	24,239	09/01/17
Royal Gardens Apts.	M&T Realty - Freddie Mac	5.83%	47,000	11/01/17
Village Square 1, 2 & 3	Prudential - Fannie Mae	5.81%	39,285	12/01/17
Chatham Hill	M&T Realty - Freddie Mac	5.59%	42,818	01/01/18
William Henry Apartments	PNC - Fannie Mae	4.85%	27,611	01/01/18

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

Property	Lender	Interest Rate %	06/30/13 Balance	Maturity Date
Seminary Towers Apartments	Prudential - Fannie Mae	5.49%	53,515	07/01/18
The Manor (MD)	Prudential - Fannie Mae	4.23%	44,663	11/01/18
Bonnie Ridge - 1st	Prudential Life	6.60%	8,300	12/15/18
Bonnie Ridge - 2nd	Prudential Life	6.16%	16,772	12/15/18
Bonnie Ridge - 3rd	Prudential Life	6.07%	23,861	12/15/18
Annapolis Roads	Amerisphere - Fannie Mae	5.12%	23,164	01/01/19
Ridgeview at Wakefield Valley	M&T Realty - Freddie Mac	5.75%	17,600	01/01/19
The Sycamores	M&T Realty - Freddie Mac	5.71%	20,515	01/01/19
Top Field Apartments	M&T Realty - Fannie Mae	4.84%	16,021	01/01/19
Westwood Village	M&T Realty - Freddie Mac	5.68%	44,944	01/01/19
The Brooke at Peachtree	Wells Fargo - Fannie Mae	5.47%	11,875	07/01/19
Glen Manor	Prudential - Fannie Mae	5.83%	7,658	08/01/19
Ridley Brook	Prudential - Fannie Mae	5.83%	12,712	08/01/19
The Courts at Fair Oaks	Walker&Dunlop - Freddie CME	4.50%	47,660	08/01/19
Southern Meadows	Red Mortgage - Fannie Mae	5.36%	39,341	10/01/19
Elmwood Terrace	M & T Realty - Fannie Mae	5.56%	25,851	11/01/19
Lakeview	Greystone - Fannie Mae	5.31%	8,769	12/01/19
The Landings	Prudential - Fannie Mae	5.60%	25,265	01/01/20
East Meadow Apartments	M&T Realty - Freddie Mac	5.40%	14,220	05/01/20
Selford Townhomes	M&T Realty - Freddie Mac	5.40%	8,597	05/01/20
Stone Ends Apts.	M&T Realty - Freddie Mac	5.40%	24,215	05/01/20
Tamarron Apartments	M&T Realty - Freddie Mac	5.40%	14,228	05/01/20
The Manor (VA)	M&T Realty - Freddie Mac	5.40%	13,354	05/01/20
Woodmont Village	M&T Realty - Freddie Mac	5.40%	9,635	05/01/20
Trexler Park	Greystone - Fannie Mae	4.34%	37,076	08/01/20
Arbor Park of Alexandria	Prudential - Fannie Mae	4.35%	93,495	11/01/20
New Orleans Park	M & T Realty - Fannie Mae	4.58%	22,745	11/01/20
Racquet Club East	PNC - Fannie Mae	4.74%	36,425	12/01/20
Heritage Woods Apts	Greystone - Fannie Mae	5.39%	14,027	01/01/21
The Meadows at Marlborough	Prudential - Fannie Mae	5.50%	20,494	01/01/21
Home Properties of Devon	M & T Realty - Fannie Mae	4.85%	58,771	08/01/21
Pleasant View Gardens	Prudential - Fannie Mae	4.51%	92,558	11/01/21
Dunfield Townhomes	Midland Mortgage - HUD	5.25%	10,764	09/01/28
Highland House	Arbor Comml - Fannie Mae	6.32%	5,447	01/01/29
Wtd Avg - Fixed Secured		5.22%	$1,775,338	

HOME PROPERTIES®

Debt Summary Schedule
($ in thousands)

Property	Lender	Interest Rate %	06/30/13 Balance	Maturity Date
Variable Rate Secured				
Virginia Village	Wachovia - Freddie Mac	2.01%	$ 27,859	07/01/15
Hill Brook Apts	M&T Realty - Freddie Mac	3.11%	12,140	09/01/16
Wayne Village	M&T Realty - Freddie Mac	3.26%	24,744	09/01/16
Cider Mill Apts	M&T Realty - Freddie Mac	3.10%	59,426	01/01/17
The Heights at Marlborough	PNC Real Estate	3.27%	22,376	01/01/17
Sherry Lake	M&T Realty - Freddie Mac	2.94%	24,634	04/01/17
Wtd Avg - Variable Secured		2.94%	$ 171,179	
Wtd Avg - Total Secured Debt		5.02%	$ 1,946,517	
Fixed Rate Unsecured				
Private Placement Senior Notes - Series A	Various Investors	4.46%	$ 90,000	12/19/18
Private Placement Senior Notes - Series B	Various Investors	5.00%	60,000	12/19/21
Senior Notes	Prudential Life Insurance	4.16%	50,000	06/27/19
Bank Term Loan w/ Interest Rate Swap	M and T Bank et. al.	1.84%	250,000	12/08/16
Variable Rate Unsecured				
Bank Term Loan 90-Day	M and T Bank	1.40%	25,000	09/30/13
Revolving Line of Credit	M and T Bank et. al.	1.40%	241,000	12/08/15
Wtd Avg - Total Unsecured Debt		2.43%	$ 716,000	
Total Combined Debt		4.33%	$2,662,517	

HOME PROPERTIES®

Debt Summary Schedule

($ in thousands)

% Of Portfolio - Fixed	83.6%
% Of Portfolio - Variable	16.4%

	Interest Rate %	Years To Maturity
Wtd Avg - Total Fixed Rate Debt	4.78%	4.84
Wtd Avg - Total Variable Rate Debt	2.00%	2.62
Wtd Avg - Combined Debt	4.33%	4.48

Total Debt Maturity Schedule — Exclusive of Revolving Line of Credit

Year of Maturity	Fixed Rate		Variable Rate		Total	
	Wtd Avg Rate	Debt	Wtd Avg Rate	Debt	Debt	% Of Total
2013	5.89%	$ 29,253	1.40%	$ 25,000	$ 54,253	2.24%
2014	5.17%	64,349	-	-	64,349	2.66%
2015	5.17%	225,251	2.01%	27,859	253,111	10.45%
2016	3.79%	553,995	3.21%	36,884	590,879	24.40%
2017	5.78%	157,524	3.10%	106,435	263,959	10.90%
2018	5.07%	307,541	-	-	307,541	12.70%
2019	5.14%	326,111	-	-	326,111	13.47%
2020	4.81%	299,254	-	-	299,254	12.36%
2021	4.84%	245,850	-	-	245,850	10.15%
2022	-	-	-	-	-	-
2023 - 2029	5.61%	16,211	-	-	16,211	0.67%
TOTAL	4.78%	$ 2,225,338	2.75%	$ 196,179	$ 2,421,517	100.00%

HOME PROPERTIES®

Debt Summary Schedule

Unencumbered Properties

Property		# Units	Region	State
Canterbury Apartments		618	Baltimore	MD
Gateway Village		132	Baltimore	MD
Howard Crossing		1,350	Baltimore	MD
Middlebrooke Apartments		208	Baltimore	MD
Morningside Heights		1,050	Baltimore	MD
The Apts at Cambridge Court		544	Baltimore	MD
The Coves at Chesapeake		469	Baltimore	MD
Westbrooke Apartments		110	Baltimore	MD
Gardencrest		696	Boston	MA
Liberty Place		107	Boston	MA
The Commons at Haynes Farm		302	Boston	MA
The Townhomes of Beverly		204	Boston	MA
The Village at Marshfield		276	Boston	MA
Westwoods		35	Boston	MA
Liberty Commons		120	Boston	ME
Redbank Village	*	500	Boston	ME
Blackhawk Apartments		371	Chicago	IL
Courtyards Village		224	Chicago	IL
Lakeview Townhomes		120	Chicago	IL
The Colony		783	Chicago	IL
The Gates of Deer Grove		204	Chicago	IL
The New Colonies		672	Chicago	IL
Bayview & Colonial		160	Long Island	NY
Cambridge Village		82	Long Island	NY
Crescent Club		257	Long Island	NY
Heritage Square		80	Long Island	NY
Holiday Square		144	Long Island	NY
Lake Grove Apartments		368	Long Island	NY
Yorkshire Village		40	Long Island	NY
Barrington Gardens		148	New Jersey	NJ
East Hill Gardens		33	New Jersey	NJ
Hackensack Gardens		198	New Jersey	NJ
Jacob Ford Village		270	New Jersey	NJ

HOME PROPERTIES®

Debt Summary Schedule

Unencumbered Properties

Property		# Units	Region	State
Oak Manor	*	77	New Jersey	NJ
Pleasure Bay		270	New Jersey	NJ
Windsor Realty		67	New Jersey	NJ
Home Properties of Bryn Mawr	*	316	Philadelphia	PA
Racquet Club South		103	Philadelphia	PA
Waterview		203	Philadelphia	PA
1200 East West Highway		247	Washington, D.C.	MD
Hunter's Glen		108	Washington, D.C.	MD
Seminary Hill		296	Washington, D.C.	MD
The Courts at Huntington Station		421	Washington, D.C.	MD
Woodleaf Apartments		228	Washington, D.C.	MD
Braddock Lee		255	Washington, D.C.	VA
Mt. Vernon Square		1,387	Washington, D.C.	VA
Newport Village		937	Washington, D.C.	VA
Park Shirlington	*	294	Washington, D.C.	VA
Somerset Park		108	Washington, D.C.	VA
The Apts at Cobblestone Square		314	Washington, D.C.	VA
The Courts at Dulles		411	Washington, D.C.	VA
Village at Potomac Falls		247	Washington, D.C.	VA
West Springfield Village	*	244	Washington, D.C.	VA
Woodway at Trinity Centre		504	Washington, D.C.	VA

Total Number of Units:	17,912
Total Number of Properties:	54

* Property added to unencumbered pool during 2Q '13.

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PROPERTIES®

Recurring Capital Expenditure Summary

For 2013 the Company estimates that the amount of recurring, non-revenue enhancing capital expenditures incurred on an annual basis for a standard garden style apartment will remain unchanged at $848 per apartment unit.

The Company's policy is to capitalize costs related to the acquisition, development, rehabilitation, construction and improvement of properties. Capital improvements are costs that increase the value and extend the useful life of an asset. Ordinary repair and maintenance costs that do not extend the useful life of the asset are expensed as incurred. Costs incurred on a lease turnover due to normal wear and tear by the resident are expensed on the turn. Recurring capital improvements typically include appliances, carpeting and flooring, HVAC equipment, kitchen and bath cabinets, new roofs, site improvements and various exterior building improvements. Non-recurring, revenue generating upgrades include, community centers, new windows, and kitchen and bath apartment upgrades. Revenue generating capital improvements are expected to directly result in increased rental earnings or expense savings. The Company capitalizes interest and certain internal personnel costs related to the communities under rehabilitation and construction.

The table below is a list of the items that management considers recurring, non-revenue enhancing capital and maintenance expenditures for a standard garden style apartment. Included are the per unit replacement cost and the useful life that Management estimates the Company incurs on an annual basis.

Category	Capitalized Cost per Unit	Useful Life[1]	Capitalized Expenditure per Unit per Year[2]	Maintenance Expense Cost per Unit per Year[3]	Total Cost per Unit per Year
Appliances	$ 1,624	9	$ 180	$ 13	$ 193
Blinds, shades	135	3	45	5	50
Carpets, cleaning	760	4	190	142	332
Computers, equipment, misc.[4]	120	6	20	2	22
Contract repairs	-	-	-	250	250
Exterior painting [5]	84	3	28	-	28
Flooring	250	9	28	24	52
Furnace, air (HVAC)	854	24	36	24	60
Hot water heater	293	7	42	-	42
Interior painting	-	-	-	178	178
Kitchen, bath cabinets upgrades	1,200	15	80	-	80
Landscaping site	-	-	-	120	120
New roof	880	24	37	-	37
Parking lot site	750	15	50	-	50
Pool, exercise facility	147	15	10	38	48
Windows major	1,663	20	83	-	83
Miscellaneous [6]	326	17	19	-	19
Total	$ 9,086		$ 848	$ 796	$ 1,644

[1] Estimated weighted average actual physical useful life of the expenditure capitalized.

[2] This amount is not necessarily incurred each and every year. Some years will be higher, or lower depending on the timing of certain longer life expenditures.

[3] These expenses are included in the Operating and Maintenance line item of the Consolidated Statement of Operations. Maintenance labor costs are not included in the $796 per unit estimate. All personnel costs for site supervision, leasing agents, and maintenance staff are combined and disclosed in the Company's Core Properties expense detail schedule.

[4] Includes computers, office equipment, furniture, and maintenance vehicles.

[5] The level of exterior painting may be lower than other similarly titled presentations as the Company's portfolio has a significant amount of brick exteriors. In addition, the other exposed surfaces are most often covered in aluminum or vinyl.

[6] Includes items such as balconies, siding, and concrete sidewalks.

The breakdown of costs above reflects the Company's unique strategies to improve every property every year regardless of age, and to purchase older properties and rehabilitate and reposition them to enhance internal rates of return. These strategies result in higher costs of capital expenditures and maintenance costs which permit the Company to realize higher revenue growth, higher net operating income growth and a higher rate of property appreciation.

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PROPERTIES®

Capital Expenditure Summary

The Company estimates that on an annual basis $848 per unit is spent on recurring capital expenditures in 2013. During the three months ended June 30, 2013 approximately $212 per unit was spent on recurring capital expenditures. For the six months ended June 30, 2013 approximately $424 per unit was spent on recurring capital expenditures. The table below summarizes the actual total capital improvements incurred by major categories and an estimate of the breakdown of total capital improvements by major categories between recurring, and non-recurring revenue generating capital improvements for the three and six months ended June 30, 2013 as follows:

For the three months ended June 30, 2013
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New buildings	$ -	$ -	$ 76	$ 2	$ 76	$ 2
Major building improvements	1,326	32	5,039	123	6,365	155
Roof replacements	377	9	1,240	30	1,617	39
Site improvements	612	15	3,620	89	4,232	104
Apartment upgrades	1,447	35	8,555	210	10,002	245
Appliances	1,664	41	-	-	1,664	41
Carpeting/flooring	2,224	55	1,091	27	3,315	82
HVAC/mechanicals	796	20	4,595	113	5,391	133
Miscellaneous	204	5	781	19	985	24
Total	$ 8,650	$ 212	$ 24,997	$ 613	$ 33,647	$ 825

[a] Calculated using the weighted average number of units owned, including 38,784 core units, and 2012 acquisition units of 2,018 for the three months ended June 30, 2013.

For the six months ended June 30, 2013
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
New Buildings	$ -	$ -	$ 153	$ 4	$ 153	$ 4
Major building improvements	2,652	65	8,310	204	10,962	269
Roof replacements	755	19	1,310	32	2,065	51
Site improvements	1,224	30	3,916	96	5,140	126
Apartment upgrades	3,133	77	15,068	369	18,201	446
Appliances	3,089	76	6	-	3,095	76
Carpeting/flooring	4,447	108	1,463	36	5,910	144
HVAC/mechanicals	1,591	39	6,054	148	7,645	187
Miscellaneous	408	10	1,702	42	2,110	52
Totals	$ 17,299	$ 424	$ 37,982	$ 931	$ 55,281	$ 1,355

[a] Calculated using the weighted average number of units owned, including 38,784 core units, and 2012 acquisition units of 2,018 for the six months ended June 30, 2013.

Capital Expenditure Summary (continued)

The schedule below summarizes the breakdown of total capital improvements between core and non-core as follows:

For the three months ended June 30, 2013
($ in thousands, except per unit data)

	Recurring Capex	Per Unit[a]	Non-Recurring Capex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 8,222	$ 212	$ 23,788	$ 613	$ 32,010	$ 825
2012 Acquisition Communities	428	212	1,209	599	1,637	811
Subtotal	8,650	212	24,997	613	33,647	825
Corporate office expenditures [b]	-	-	-	-	855	-
Total	$ 8,650	$ 212	$ 24,997	$ 613	$ 34,502	$ 825

[a] Calculated using the weighted average number of units owned, including 38,784 core units, and 2012 acquisition units of 2,018 for the three months ended June 30, 2013.
[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

For the six months ended June 30, 2013
($ in thousands, except per unit data)

	Recurring Cap Ex	Per Unit[a]	Non-Recurring Cap Ex	Per Unit[a]	Total Capital Improvements	Per Unit[a]
Core Communities	$ 16,443	$ 424	$ 35,892	$ 925	$ 52,335	$ 1,349
2012 Acquisition Communities	856	424	2,090	1,036	2,946	1,460
Sub-total	17,299	424	37,982	931	55,281	1,355
2013 Disposed Communities	63	191	-	-	63	191
Corporate office expenditures [b]	-	-	-	-	1,166	-
	$ 17,362	$ 424	$ 37,982	$ 931	$ 56,510	$ 1,345

[a] Calculated using the weighted average number of units owned, including 38,784 core units, 2012 acquisition units of 2,018, and 2013 disposed units of 331 for the six months ended June 30, 2013.

[b] No distinction is made between recurring and non-recurring expenditures for corporate office. Corporate office expenditures includes principally computer hardware, software, office furniture, fixtures and leasehold improvements. Corporate office expenditures are excluded from per unit figures.

Adjusted Net Operating Income - Core Properties
($ in thousands)

	Quarter 6/30/2013	Quarter 6/30/2012	Change
Net Operating Income	$ 99,429	$ 95,304	4.3%
Less: Non-recurring Capex @ 6%	(1,427)	-	-
Adjusted Net Operating Income	$ 98,002	$ 95,304	2.8%

Some of our Core Property NOI reflects incremental investments in the communities above and beyond normal capital replacements. After charging ourselves a 6% cost of debt capital on these additional expenditures, what we refer to as the adjusted NOI for the quarter is recalculated and presented above.

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Development Pipeline as of June 30, 2013
($ in thousands)

	Property Type	Units when Complete	Cost Estimate	Cost Estimate Per Unit	Costs Incurred [1]	Start	Initial Occup	Date Complete	% Complete [2]	% Leased [3]	% Physical Occup [4]
Under construction:											
Eleven55 Ripley	Mid-Rise and	379	$ 111,000	$ 293	$ 85,568	4Q 11	4Q 13	1H 14	0.0%	n/a	n/a
Silver Spring, MD	High-Rise										
Courts at Spring Mill Station	Donut/Podium	385	89,000	231	30,404	2Q 12	1Q 14	2H 14	0.0%	n/a	n/a
Conshohocken, PA											
Pre-construction:											
Westpark Tysons (part of Arbor Row	Mid-Rise and	694	232,000	334	31,812	1H 14	tbd	tbd	n/a	n/a	n/a
final development plan)	High-Rise										
Tysons Corner, VA											
Total					$ 147,784						

[1] Classified as Construction in Progress at June 30, 2013.

[2] Represents the percentage of units that have been completed and are available to rent as of July 31, 2013.

[3] Represents the percentage of units that have been leased as of July 31, 2013.

[4] Represents the percentage of units occupied as of July 31, 2013.

2013 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2013 compared to 2012					
FFO per share - **2013** actual/guidance	$1.053	$1.113	$1.08 to $1.12	$1.09 to $1.13	$4.34 to $4.42
Actual/midpoint of guidance	$1.053	$1.113	$1.10	$1.11	$4.38
FFO per share - **2012** actual	$0.979	$0.955	$1.093	$1.094	$4.125
Actual/projected improvement	7.5%	16.5%	0.6%	1.5%	6.2%

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
2013 compared to 2012 based on "Operating FFO" - OFFO					
OFFO per share - **2013** actual/guidance	$1.053	$1.113	$1.08 to $1.12	$1.11 to $1.15	$4.36 to $4.44
Actual/midpoint of guidance	$1.053	$1.113	$1.10	$1.13	$4.40
OFFO per share - **2012** actual	$0.979	$1.000	$1.094	$1.094	$4.170
Actual/projected improvement	7.5%	11.3%	0.5%	3.3%	5.5%

The difference between FFO and OFFO is expensed acquisition costs.

2013 Earnings Guidance

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
Core Property Assumptions:					
Total revenue growth	3.7%	3.7%	3.6% to 4.1%	3.7% to 4.2%	3.6% to 4.1%
Expense growth	0.9%	2.6%	3.0% to 3.5%	4.5% to 5.0%	2.5% to 3.0%
NOI growth	5.4%	4.3%	4.0% to 4.5%	3.25% to 3.75%	4.25% to 4.75%

The midpoint of NOI growth is now 4.5% versus 4.0% previously provided.

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year
Core Occupancy Assumptions:					
2013 physical occupancy	95.7%	95.9%	95.8%	95.5%	95.7%
2012 physical occupancy	94.9%	96.0%	95.5%	95.4%	95.4%
Change in occupancy	0.8%	-0.1%	0.3%	0.1%	0.3%

The occupancy projected for 2013 is now 95.7% versus 95.8% previously provided.

2013 Earnings Guidance

General & Administrative costs are expected to range between $28.2 million and $29.0 million. The first two quarters included normal equity grants, pushing the dollar amount up higher in comparison to the year as a whole. The first quarter expense was $9.1 million and the second quarter expense was $7.3 million. The last two quarters settle back down to a range of $6.0 million to $6.2 million each.

Interest Expense is now projected to be $115 million to $116 million for the year. The decrease is due to lower anticipated acquisitions, improved bank line spreads and debt pay down from the overnight offering proceeds.

	Actual First Quarter	Actual Second Quarter	Third Quarter	Fourth Quarter	Year Quarter
Development NOI 2013 projected run rate - Ripley	$0	$0	$0	$200K	$200K
Acquisition range of $50 million to $150 million.	$0	$0	$25M	$75M	$100M
Disposition range of $250 million to $350 million	$109M	$15M	$63M	$113M	$300M

Anticipated **expense from acquisition costs** for 2013 of $800K versus actual of $2.7M in 2012.

Development spend of $115 million.

Capital expenditures:
Recurring	$36 million	**Unchanged from original**
Upgrading and repositioning	$100 million	**guidance**